                                                               OMB Approval
                                                             OMB  3235-0153
                                                      Expires  Nov 30, 1984

Form  U-13-60
Mutual  and  Subsidiary  Service  Companies
Revised  February 7,  1980



                                   ANNUAL   REPORT


                                  FOR  THE  PERIOD



                Beginning January 1, 1996 and Ending December 31, 1996



                                       TO  THE

                     U. S.   SECURITIES  AND  EXCHANGE  COMMISSION


                                          OF




Allegheny  Power  Service  Corporation
(Exact Name of Reporting Company)


A    Subsidiary                                              Service  Company
                  ("Mutual" or "Subsidiary")

Date of IncorporatNovember 22, 1963 .   If not Incorporated, Date of Orga   N/A


State or Sovereign Power under which Incorporated or       Maryland

                                                     10435 Downsville Pike
Location of Principal Executive Offices of Reporting Hagerstown,  MD 21740-1766


Name, title, and address of officer to whom correspondence concerning this report should be addressed:
                                                10435 Downsville Pike
Thomas  J.  Kloc,         Controller            Hagerstown,  MD   21740-1766

(Name)                      (Title)                       (Address)



Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                        Allegheny  Power  System,  Inc.

SEC  1926   (6-82)

                     INSTRUCTIONS FOR USE OF FORM U-13-60

      1. Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

      2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

      3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

      4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inade-quate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

      5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

      6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c))

      7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, sched-ules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

      8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

      9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

     10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

     11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                      SCHEDULE OR         PAGE
DESCRIPTION OF SCHEDULES AND ACCOUNTS                  ACCT. NO.           NO.


   COMPARATIVE BALANCE SHEET                          Schedule I          4-5
      Service Company Property                        Schedule II         6-7
      Accumulated Provision for Depreciation and
         Amortization of Service Company Property     Schedule III         8
      Investments                                     Schedule IV          9
      Accounts Receivable from Associate Companies    Schedule V          10
      Fuel Stock Expenses Undistributed               Schedule VI         11
      Stores Expense Undistributed                    Schedule VII        12
      Miscellaneous Current and Accrued Assets        Schedule VIII       13
      Miscellaneous Deferred Debits                   Schedule IX         14
      Research, Development, or Demonstration
         Expenditures                                 Schedule X          15
      Proprietary Capital                             Schedule XI         16
      Long-Term Debt                                  Schedule XII        17
      Current and Accrued Liabilities                 Schedule XIII       18
      Notes to Financial Statements                   Schedule XIV        19


   COMPARATIVE INCOME STATEMENT                       Schedule XV         20
      Analysis of Billing - Associate Companies       Account 457         21
      Analysis of Billing - Nonassociate Companies    Account 458         22
      Analysis of Charges for Service - Associate
         and Nonassociate Companies                   Schedule XVI        23
      Schedule of Expense by Department or
         Service Function                             Schedule XVII     24-25
      Departmental Analysis of Salaries               Account 920         26
      Outside Services Employed                       Account 923         27
      Employee Pensions and Benefits                  Account 926         28
      General Advertising Expense                     Account 930.1       29
      Miscellaneous General Expense                   Account 930.2       30
      Rents                                           Account 931         31
      Taxes Other Than Income Taxes                   Account 408         32
      Donations                                       Account 426.1       33
      Other Deductions                                Account 426.5       34
      Notes to Statement of Income                    Schedule XVIII      35

                 LISTING OF INSTRUCTIONAL FILING REQUIREMENTS





                                                                        PAGE
DESCRIPTION OF REPORTS OR STATEMENTS                                     NO.



      ORGANIZATION CHART                                                 36




      METHODS OF ALLOCATION                                              37




      ANNUAL STATEMENT OF COMPENSATION FOR USE
            OF CAPITAL BILLED                                            38

             ANNUAL REPORT OF  Allegheny Power Service Corporation

    SCHEDULE I - COMPARATIVE BALANCE SHEET

           Give balance sheet of the Company as of December 31 of the current and prior year.

      ACCOUNT ASSETS AND OTHER DEBITS                        AS OF DECEMBER 31
                                                                 1996        1995
              SERVICE COMPANY PROPERTY

        101   Service company property (Schedule II)           1,533,842   1,749,831
        107   Construction work in progress (Schedule II)              0           0
                 Total Property                                1,533,842   1,749,831

        108   Less accumulated provision for depreciation
              and amortization of service company
              property (Schedule III)                          1,281,808     957,429
                 Net Service Company Property                    252,034     792,402

              INVESTMENTS

        123   Investments in associate companies
              (Schedule IV)                                            0           0
        124   Other investments (Schedule IV)                     26,674       8,699
                 Total Investments                                26,674       8,699

              CURRENT AND ACCRUED ASSETS

        131   Cash                                                67,540         640
        134   Special deposits                                         0           0
        135   Working funds                                       15,791      34,509
        136   Temporary cash investments (Schedule IV)                 0           0
        141   Notes receivable                                         0           0
        143   Accounts receivable                              1,042,015     866,586
        144   Accumulated provision of uncollectible
              accounts                                                 0           0
        146   Accounts receivable from associate
              companies (Schedule V)                          23,003,655  18,205,825
        152   Fuel stock expenses undistributed (Schedule VI)          0           0
        154   Materials and supplies                                   0           0
        163   Stores expense undistributed (Schedule VII)              0           0
        165   Prepayments                                        342,222     995,886
        174   Miscellaneous current and accrued
              assets (Schedule VIII)                                   0           0
                 Total Current and Accrued Assets             24,471,223  20,103,446

              DEFERRED DEBITS

        181   Unamortized debt expense                                 0           0
        184   Clearing accounts                                    2,301         489
        186   Miscellaneous deferred debits (Schedule IX)         64,052      59,883
        188   Research, development, or demonstration
              expenditures (Schedule X)                                0           0
        190   Accumulated deferred income taxes                8,085,050   1,894,364
                 Total Deferred Debits                         8,151,403   1,954,736

                 TOTAL ASSETS AND OTHER DEBITS                32,901,334  22,859,283


            ANNUAL REPORT OF  Allegheny Power Service Corporation

                    SCHEDULE I - COMPARATIVE BALANCE SHEET


     ACCOUNT LIABILITIES AND PROPRIETARY CAPITAL          AS OF DECEMBER 31
                                                              1996        1995
             PROPRIETARY CAPITAL

       201   Common stock issued (Schedule XI)                 50,000      50,000
       211   Miscellaneous paid-in capital (Schedule XI)            0           0
       215   Appropriated retained earnings (Schedule XI)           0           0
       216   Unappropriated retained earnings
             (Schedule XI)                                          0           0
                Total Proprietary Capital                      50,000      50,000

             LONG-TERM DEBT

       223   Advances from associate
             companies (Schedule XII)                               0           0
       224   Other long-term debt (Schedule XII)                    0           0
       225   Unamortized premium on long-term debt                  0           0
       226   Unamortized discount on long-term
             debt-debit                                             0           0
                Total Long-Term Debt                                0           0

             CURRENT AND ACCRUED LIABILITIES

       231   Notes payable                                          0           0
       232   Accounts payable                              14,940,980   4,140,995
       233   Notes payable to associate
             companies (Schedule XIII)                              0           0
       234   Accounts payable to associate
             companies (Schedule XIII)                      1,753,886      34,717
       236   Taxes accrued                                  3,244,127     539,780
       237   Interest accrued                                       0           0
       238   Dividends declared                                     0           0
       241   Tax collections payable                          517,780     206,407
       242   Miscellaneous current and accrued
             liabilities (Schedule XIII)                    7,476,123  17,191,079
                Total Current and Accrued Liabilities      27,932,896  22,112,978

             DEFERRED CREDITS

       253   Other deferred credits                         4,305,243     696,305
       255   Accumulated deferred investment tax credits            0           0
                Total Deferred Credits                      4,305,243     696,305

       282   ACCUMULATED DEFERRED INCOME TAXES                613,195           0


                TOTAL LIABILITIES AND PROPRIETARY CAPITAL  32,901,334  22,859,283


             ANNUAL REPORT OF   Allegheny Power Service Corporation

                      For the Year Ended   December 31, 1996

                      SCHEDULE II - SERVICE COMPANY PROPERTY


                                BALANCE AT            RETIRE-             BALANCE
                                 BEGINNING             MENTS    OTHER  1/ AT CLOSE
    DESCRIPTION                   OF YEAR  ADDITIONS OR SALES  CHANGES    OF YEAR

    SERVICE COMPANY PROPERTY

    ACCOUNT

     301    ORGANIZATION

     303    MISCELLANEOUS
            INTANGIBLE PLANT

     304    LAND AND LAND
            RIGHTS

     305    STRUCTURES AND
            IMPROVEMENTS

     306    LEASEHOLD
            IMPROVEMENTS           836,368                                 836,368

     307    EQUIPMENT         2/   178,691            (66,658) (52,317)     59,716

     308    OFFICE FURNITURE
            AND EQUIPMENT          734,772   286,376 (383,390)             637,758

     309    AUTOMOBILES, OTHER
            VEHICLES AND
            RELATED GARAGE
            EQUIPMENT

     310    AIRCRAFT AND
            AIRPORT EQUIPMENT

     311    OTHER SERVICE
            COMPANY PROPERTY  3/

                   SUBTOTAL      1,749,831   286,376 (450,048) (52,317)  1,533,842

     107    CONSTRUCTION WORK
            IN PROGRESS

                   TOTAL         1,749,831   286,376 (450,048) (52,317)  1,533,842


         1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

            Amortization of capitalized leases.

        2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:


                                                                      BALANCE
                                                                     AT CLOSE
         SUBACCOUNT DESCRIPTION                           ADDITIONS   OF YEAR

         Capitalized lease for data processing equipment          0     52,317
         Communications equipment                                 0      7,399










                                                   TOTAL          0     59,716


        3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

            None.





        4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:

            None.

        ANNUAL REPORT OF   Allegheny Power Service Corporation

                 For the Year Ended   December 31, 1996

                              SCHEDULE III

               ACCUMULATED PROVISION FOR DEPRECIATION AND
                AMORTIZATION OF SERVICE COMPANY PROPERTY


                                      ADDITIONS            OTHER
                           BALANCE AT  CHARGED            CHANGES    BALANCE
                            BEGINNING     TO    RETIRE-     ADD      AT CLOSE
  DESCRIPTION                OF YEAR   ACCT 403  MENTS   (DEDUCT) 1/ OF YEAR

  ACCOUNT

  301    ORGANIZATION

  303    MISCELLANEOUS
         INTANGIBLE
         PLANT

  304    LAND AND LAND
         RIGHTS

  305    STRUCTURES AND
         IMPROVEMENTS

  306    LEASEHOLD
         IMPROVEMENTS         599,730   236,639                       836,369

  307    EQUIPMENT             51,760    10,940                        62,700

  308    OFFICE
         FURNITURE
         AND FIXTURES         305,939    76,800                       382,739

  309    AUTOMOBILES,
         OTHER VEHICLES
         AND RELATED
         GARAGE EQUIP.

  310    AIRCRAFT AND
         AIRPORT
         EQUIPMENT

  311    OTHER SERVICE
         COMPANY
         PROPERTY

               TOTAL          957,429   324,379                     1,281,808



      1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         None.

            ANNUAL REPORT OF  Allegheny Power Service Corporation

                    For the Year Ended   December 31, 1996

                          SCHEDULE IV - INVESTMENTS

  INSTRUCTIONS:   Complete the following schedule concerning investments.

                  Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                  Under Account 136, "Temporary Cash Investments", list each investment separately.


                                                   BALANCE AT    BALANCE AT
  DESCRIPTION                                       BEGINNING      CLOSE
                                                     OF YEAR      OF YEAR

  ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

     None.






  ACCOUNT 124 - OTHER INVESTMENTS

     Membership Certificates                             7,000         7,000
     AirScrip Certificates                               1,699            50
     West Virginia Workmen's Compensation Fund               0        19,624
                                                         8,699        26,674



  ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

     None.





                                         TOTAL           8,699        26,674


            ANNUAL REPORT OF   Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1996

          SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


    INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                        BALANCE AT  BALANCE AT
    DESCRIPTION                                          BEGINNING     CLOSE
                                                          OF YEAR     OF YEAR

    ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
                   ASSOCIATE COMPANIES
       Allegheny Power System, Inc.                         23,928      62,448
       Monongahela Power Company                         4,380,120   8,584,850
       The Potomac Edison Company                        5,271,554   6,855,662
       West Penn Power Company                           8,345,436   4,861,356
       Allegheny Generating Company                          5,223     216,291
       Allegheny Pittsburgh Coal Company                       620      15,402
       AYP Capital, Inc.                                   179,082     645,926
       AYP Energy, Inc.                                          0   1,632,743
       Allegheny Communications Connect, Inc.                    0     125,689
       Davis Power Project                                    (138)      3,288
                                              TOTAL     18,205,825  23,003,655



    ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:


                               Monongahela  The Potomac  West Penn
    DESCRIPTION                   Power        Edison      Power       TOTAL
                                 Company      Company     Company    PAYMENTS

    Employee expenses, safety
      awards, training, and
       manuals                     45,344      10,067       74,990     130,401
    DP equipment and software           0           0      148,410     148,410
    Company vehicle expenses            0           0        6,762       6,762
    Other outside services              0       1,400          559       1,959
    Network subscription               18          11          218         247
      service




            TOTAL PAYMENTS         45,362      11,478      230,939     287,779


            ANNUAL REPORT OF   Allegheny Power Service Corporation

                   For the Year Ended   December 31, 1996

               SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

   INSTRUCTIONS:   Report the amount of labor and expenses incurred with
                   respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                   Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


   DESCRIPTION                                LABOR    EXPENSES   TOTAL

   ACCOUNT 152 - FUEL STOCK EXPENSES
                 UNDISTRIBUTED

      None.






                                 TOTAL

   SUMMARY:

          ANNUAL REPORT OF   Allegheny Power Service Corporation

                 For the Year Ended   December 31, 1996

               SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

 INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


 DESCRIPTION                                  LABOR    EXPENSES   TOTAL


 ACCOUNT 163 - STORES EXPENSE
               UNDISTRIBUTED
    None.




                                      TOTAL

          ANNUAL REPORT OF   Allegheny Power Service Corporation

                  For the Year Ended   December 31, 1996


                                SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

   INSTRUCTIONS:   Provide detail of items in this account.  Items less
                   than $10,000 may be grouped, showing the number of items in each group.



                                                   BALANCE AT  BALANCE AT
   DESCRIPTION                                     BEGINNING     CLOSE
                                                    OF YEAR     OF YEAR


   ACCOUNT 174 - MISCELLANEOUS CURRENT AND
                 ACCRUED ASSETS


   None.





                                            TOTAL           0           0

          ANNUAL REPORT OF   Allegheny Power Service Corporation

                   For the Year Ended   December 31, 1996

                 SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


     INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.


                                                    BALANCE AT BALANCE AT
      DESCRIPTION                                   BEGINNING    CLOSE
                                                     OF YEAR     OF YEAR

     ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


       NY Headquarters security deposit                 58,458     58,458
       Miscellaneous                                     1,425      5,594





                                             TOTAL      59,883     64,052


          ANNUAL REPORT OF  Allegheny Power Service Corporation

                 For the Year Ended   December 31, 1996


                                SCHEDULE X

           RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

 INSTRUCTIONS:   Provide a description of each material research,
                 development, or demonstration project which incurred costs by the service corporation during the year.


 DESCRIPTION                                                    AMOUNT



 ACCOUNT 188 -  RESEARCH, DEVELOPMENT, OR
                DEMONSTRATION EXPENDITURES

 Administrative - Area 1 - General R&D Support                     22,699
 Administrative - Area 2 - Generation Performance                  17,896
 Administrative - Area 3 - Generation Environmental                23,022
 Administrative - Area 4 - Transmission                             7,033
 Administrative - Area 5 - Distribution                            10,741
 Administrative - Area 6 - Utilization/Economic Development        14,296
 Administrative - Area 8 - Information Systems                      2,976
 Administrative - Area 9 - Alternate Energy                         8,491
 Electric & Magnetic Fields - Research Scoping Study               19,903
 Evaluation of MIS Transformer Gas Analyzer                         8,515
 Use of Passive Treatment Wetland Systems at Springdale P.S.     (814,085)
     (The above R & D Project was capitalized in 1996)
 Upgraded Coal Interest Group (EPRI)                                7,211
 Latrobe Steel Baghouse Adjustable Speed Drive                      6,386
 Acid Mine Drainage Abatement with Fly Ash/Omega Mine               6,925
 EPRI Activities (Excluding R & D)                                 66,319


 Miscellaneous (27 projects under $5,000 each)                     31,289




                                                     TOTAL       (560,383)


                                                                          16
                     ANNUAL REPORT OF   Allegheny Power Service Corporation

                               For the Year Ended   December 31, 1996


                                  SCHEDULE XI - PROPRIETARY CAPITAL


                                                NUMBER OF      PAR OR STATED
                                                OF SHARES          VALUE      OUTSTANDING CLOSE OF PERIOD
    ACCOUNT NUMBER      CLASS OF STOCK          AUTHORIZED       PER SHARE     NO. OF SHARES TOTAL AMOUNT

     201              COMMON STOCK ISSUED        50,000             $10            5,000        $50,000

       INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                  DESCRIPTION                                                                   AMOUNT

    ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL   None.

    ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS  None.

                                                                                   TOTAL

       INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of
                      Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                BALANCE AT      NET INCOME                    BALANCE AT
                      DESCRIPTION               BEGINNING           OR           DIVIDENDS       CLOSE
                                                 OF YEAR          (LOSS)           PAID         OF YEAR

    ACCOUNT 216 - UNAPPROPRIATED RETAINED
                  EARNINGS

      None.
                                   TOTAL


                 ANNUAL REPORT OF   Allegheny Power Service Corporation

                         For the Year Ended   December 31, 1996

                              SCHEDULE XII - LONG-TERM DEBT


INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, an advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                            TERMS OF OBLIG DATE                      BALANCE AT                     BALANCE
 NAME OF CREDITOR           CLASS & SERIES OF      INTEREST  AMOUNT  BEGINNING                     AT CLOSE
                            OF OBLIGATION  MATURITYRATE    AUTHORIZED OF YEAR  ADDITIONSDEDUCTIONS  OF YEAR

 ACCOUNT 223-ADVANCES FROM
             ASSOCIATE
             COMPANIES:

 None.


 ACCOUNT 224-OTHER LONG-TERM
             DEBT:

 None.

                     TOTAL                                         0         0                  0         0


            ANNUAL REPORT OF   Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1996

               SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

       INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                    BALANCE AT BALANCE AT
                               DESCRIPTION          BEGINNING     CLOSE
                                                     OF YEAR     OF YEAR

       ACCOUNT 233 -  NOTES PAYABLE TO ASSOCIATE
                      COMPANIES

         None.




                                             TOTAL

       ACCOUNT 234 -  ACCOUNTS PAYABLE TO ASSOCIATE
                      COMPANIES

       Allegheny Power System, Inc.                     20,973     20,973
       The Potomac Edison Company                        1,777    (47,483)
       West Penn Power Company                           6,065  1,807,264
       Monongahela Power Company                         5,902    (26,868)





                                             TOTAL      34,717  1,753,886

       ACCOUNT 242 -  MISCELLANEOUS CURRENT AND
                      ACCRUED LIABILITIES

       Employee benefits                             3,703,762  1,726,648
       Capital leases                                   52,317    530,327
       Restructuring Liability                      13,435,000  5,219,148

                                             TOTAL  17,191,079  7,476,123


            ANNUAL REPORT OF   Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1996


                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:   The space below is provided for important notes regarding
                the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

                In 1996, the "Principle Holding Company" and its subsidiaries essentially completed their restructuring initiatives undertaken in 1995, simplifying the management structure and streamlining operations. During 1996, restructuring activities included consolidating operating divisions, customer services, and other functions. By reorganizing and eliminating certain processes and consolidating common decentralized functions, the Company and its subsidaries have reduced employment by about 1,000 employees since October 1994. These reductions were accomplished through a voluntary separation plan, attrition, and layoffs.

                In 1996 and 1995, the subsidaries recorded restructuring charges of $93.1 million and $16.0 million in operating expenses, including all restructuring charges associated with the reorganization, which is essentially complete. These charges reflect liabilities and payments for severance, employee termination costs, and other restructuring costs.

          ANNUAL REPORT OF   Allegheny Power Service Corporation

                For the Year Ended   December 31, 1996


                                 SCHEDULE XV

                             STATEMENT OF INCOME


 ACCOUNT          DESCRIPTION                      CURRENT YEAR   PRIOR YEAR

          INCOME

 457      Services rendered to associate companies  123,657,927  113,851,035
 458      Services rendered to nonassociate
          companies                                           0            0
 421      Miscellaneous income or loss                   36,029        6,823

                                     Total Income   123,693,956  113,857,858

          EXPENSE

 920      Salaries and wages                         57,400,749   51,318,480
 921      Office supplies and expenses                8,974,977    4,819,360
 922      Administrative expense transferred -
          credit                                       (127,201)    (359,873)
 923      Outside services employed                  21,699,943   10,138,567
 924      Property insurance                              2,630        2,955
 925      Injuries and damages                          (63,321)      62,682
 926      Employee pensions and benefits              9,651,856   21,486,539
 928      Regulatory commission expense                 127,201      359,873
 930.1    General advertising expenses                      614            0
 930.2    Miscellaneous general expenses                 41,249      145,048
 931      Rents                                      19,708,860   20,754,098
 932      Maintenance of structures and
          equipment                                     998,054    1,212,801
 403      Depreciation and amortization expense         252,029      273,823
 408      Taxes other than income taxes               4,524,960    3,762,280
 409      Income taxes                                5,788,401     (539,582)
 410      Provision for deferred income taxes           290,387      598,467
 411      Provision for deferred income taxes -
          credit                                     (5,867,878)    (230,526)
 411.5    Investment tax credit                               0            0
 426.1    Donations                                     129,803        1,385
 426      Other deductions                               80,645           10
 427      Interest on long-term debt                          0            0
 431      Other interest expense                         79,998       51,471


                                     Total Expense  123,693,956  113,857,858

                              Net Income or (Loss)            0            0

             ANNUAL REPORT OF  Allegheny Power Service Corporation

                     For the Year Ended     December 31, 1996


                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457


                                  DIRECT     INDIRECT  COMPENSATION    TOTAL
 NAME OF ASSOCIATE COMPANY         COSTS       COSTS      FOR USE      AMOUNT
                                  CHARGED     CHARGED   OF CAPITAL     BILLED

                                   457-1       457-2       457-3

 Monongahela Power Company       34,091,250  1,066,661            0  35,157,911
 The Potomac Edison Company      28,188,758    875,434            0  29,064,192
 West Penn Power Company         53,398,055  1,485,759            0  54,883,814
 Allegheny Power System, Inc.       199,562      3,860            0     203,422
 Allegheny Generating Company       357,604     10,526            0     368,130
 Allegheny Pittsburgh Coal Co.       23,936          0            0      23,936
 AYP Capital                      2,082,683     51,579            0   2,134,262
 AYP Energy                       1,660,113      9,824            0   1,669,937
 Allegheny Comm. Connect, Inc.      147,060      5,263            0     152,323




                      TOTAL     120,149,021  3,508,906            0 123,657,927


                       ANNUAL REPORT OF   Allegheny Power Service Corporation

                             For the Year Ended   December 31, 1996


                                       ANALYSIS OF BILLING

                                     NONASSOCIATE COMPANIES
                                           ACCOUNT 458


                                DIRECT     INDIRECT   COMPENSATION                EXCESS      TOTAL
NAME OF NONASSOCIATE COMPANY    COST       COST       FOR USE          TOTAL        OR       AMOUNT
                                CHARGED   CHARGED     OF CAPITAL       COST     DEFICIENCY    BILLED

                                458-1      458-2       458-3                       458-4

   None.














                       TOTAL


    INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

              ANNUAL REPORT OF     Allegheny Power Service Corporation

                       For the Year Ended     December 31, 1996

                                     SCHEDULE XVI

                            ANALYSIS OF CHARGES FOR SERVICE
                         ASSOCIATE AND NONASSOCIATE COMPANIES


                                      ASSOCIATE                            NONASSOCIATE        TOTAL CHARGES
                                     COMPANY CHARGES                       COMPANY CHARGES     FOR SERVICE
                                        DIRECT     INDIRECT                DIRECTINDIRECT         DIRECT     INDIRECT
      DESCRIPTION OF ITEMS               COST        COST        TOTAL      COST   COST   TOTAL    COST        COST        TOTAL

920   SALARIES AND WAGES              55,951,380   1,449,369   57,400,749                       55,951,380   1,449,369   57,400,749
921   OFFICE SUPPLIES AND EXPENSES     9,153,707    (178,730)   8,974,977                        9,153,707    (178,730)   8,974,977
922   ADMINISTRATIVE EXPENSES                  0
      TRANSFERRED - CREDIT              (127,201)          0     (127,201)                        (127,201)          0     (127,201)
923   OUTSIDE SERVICES EMPLOYED       20,560,564   1,139,379   21,699,943                       20,560,564   1,139,379   21,699,943
924   PROPERTY INSURANCE                   2,630           0        2,630                            2,630           0        2,630
925   INJURIES AND DAMAGES              (130,797)     67,476      (63,321)                        (130,797)     67,476      (63,321)
926   EMPLOYEE PENSIONS AND BENEFITS   9,815,558    (163,702)   9,651,856                        9,815,558    (163,702)   9,651,856
928   REGULATORY COMMISSION EXPENSE      127,201           0      127,201                          127,201           0      127,201
930.1 GENERAL ADVERTISING EXPENSES           614           0          614                              614           0          614
930.2 MISCELLANEOUS GENERAL EXPENSES      29,281      11,968       41,249                           29,281      11,968       41,249
931   RENTS                           19,474,291     234,569   19,708,860                       19,474,291     234,569   19,708,860
932   MAINTENANCE OF STRUCTURES AND
      EQUIPMENT                          983,955      14,099      998,054                          983,955      14,099      998,054
403   DEPRECIATION AND AMORTIZATION
      EXPENSE                                  0     252,029      252,029                                0     252,029      252,029
408   TAXES OTHER THAN INCOME TAXES    4,104,091     420,869    4,524,960                        4,104,091     420,869    4,524,960
409   INCOME TAXES                             0   5,788,401    5,788,401                                0   5,788,401    5,788,401
410   PROVISION FOR DEFERRED INCOME
      TAXES                                    0     290,387      290,387                                0     290,387      290,387
411   PROVISION FOR DEFERRED INCOME
      TAXES - CREDIT                           0  (5,867,878)  (5,867,878)                               0  (5,867,878)  (5,867,878)
411.5 INVESTMENT TAX CREDIT                    0           0            0                                0           0            0
421   MISCELLANEOUS INCOME                (4,651)    (31,378)     (36,029)                          (4,651)    (31,378)     (36,029)
426.1 DONATIONS                          129,803           0      129,803                          129,803           0      129,803
426   OTHER DEDUCTIONS                    78,281       2,364       80,645                           78,281       2,364       80,645
427   INTEREST ON LONG-TERM DEBT               0           0            0                                0           0            0
431   OTHER INTEREST EXPENSE                 314      79,684       79,998                              314      79,684       79,998

INSTRUCTION:  Total cost of service
will equal for associate and
nonassociate companies the total
amount billed under their separate
analysis of billing schedules.
              TOTAL EXPENSES         120,149,021   3,508,906  123,657,927                      120,149,021   3,508,906  123,657,927
  COMPENSATION FOR USE OF EQUITY CAPI          0           0            0                                0           0            0
430 INTEREST ON DEBT TO ASSOC COS.             0           0            0                                0           0            0
              TOTAL COST OF SERVICE  120,149,021   3,508,906  123,657,927                      120,149,021   3,508,906  123,657,927


                ANNUAL REPORT OF     Allegheny Power Service Corporation

                       For the Year Ended        December 31, 1996

                                       SCHEDULE XVII

                             SCHEDULE OF EXPENSE DISTRIBUTION
                                           BY
                              DEPARTMENT OR SERVICE FUNCTION


                                                                DEPARTMENT OR SERVICE FUNCTION
                                                                  CORP:     CORP:     CORP:     CORP:      CORP:     CORP:
                                                                EXECUTIVE    BULK               LEGAL      RATES
                                            TOTAL                  AND      POWER                AND        AND      ADMIN-
          DESCRIPTION OF ITEMS             AMOUNT     OVERHEAD    ADMIN.    SUPPLY   FINANCE  SECRETARY ACCOUNTING ISTRATION
    920   SALARIES AND WAGES              57,400,749  2,431,681 1,109,885   360,332   663,095   473,387    334,306   267,724
    921   OFFICE SUPPLIES AND EXPENSES     8,974,977   (221,132)   88,643    88,525   153,423    82,895     58,865    41,553
    922   ADMINISTRATIVE EXPENSES
          TRANSFERRED - CREDIT              (127,201)         0         0         0         0         0          0         0
    923   OUTSIDE SERVICES EMPLOYED       21,699,943  2,273,651   470,552    13,091    97,923    29,295    101,198     8,875
    924   PROPERTY INSURANCE                   2,630          0         0         0         0         0          0         0
    925   INJURIES AND DAMAGES               (63,321)    64,101         0         0         0         0          0         0
    926   EMPLOYEE PENSIONS AND BENEFITS   9,651,856 (5,292,338)  104,238    46,743   100,843    96,419     44,198     8,689
    928   REGULATORY COMMISSION EXPENSE      127,201          0         0         0         0         0          0         0
    930.1 GENERAL ADVERTISING EXPENSE            614          0         0         0         0         0          0         0
    930.2 MISCELLANEOUS GENERAL EXPENSE       41,249     11,762     2,375         0         0        53          0         0
    931   RENTS                           19,708,860  1,523,244    53,442    23,883    63,716   107,291     30,843    24,066
    935   MAINTENANCE OF STRUCTURES AND
          EQUIPMENT                          998,054          0       227       264       561     5,374          0       469
    403   DEPRECIATION AND AMORTIZATION
          EXPENSE                            252,029    252,029         0         0         0         0          0         0
    408   TAXES OTHER THAN INCOME TAXES    4,524,960    482,976    45,252    17,100    33,316    21,780     18,040    13,101
    409   INCOME TAXES                     5,788,401  5,788,401         0         0         0         0          0         0
    410   PROVISION FOR DEFERRED INCOME
          TAXES                              290,387    290,387         0         0         0         0          0         0
    411   PROVISION FOR DEFERRED INCOME
          TAXES - CREDIT                  (5,867,878)(5,867,878)        0         0         0         0          0         0
    411.5 INVESTMENT TAX CREDIT                    0          0         0         0         0         0          0         0
    426.1 DONATIONS                          129,803          0         0         0         0         0          0         0
    426   OTHER DEDUCTIONS                    80,645      2,642         0         0         0         0          0         0
    427   INTEREST ON LONG-TERM DEBT               0          0         0         0         0         0          0         0
    430   INTEREST ON DEBT TO ASSOCIATE
          COMPANIES                                0          0         0         0         0         0          0         0
    431   OTHER INTEREST EXPENSE              79,998     79,666         0         0         0         0          0         0
    INSTRUCTION: Indicate each
    department or service function.
    (See Instruction 01-3 General
    Structure of Accounting System:
    Uniform System of Accounts.)
                      TOTAL EXPENSES     123,693,956  1,819,192 1,874,614   549,938 1,112,877   816,494    587,450   364,477


                                                                          25
             ANNUAL REPORT OF    Allegheny Power Service Corporation

                     For the Year Ended    December 31, 1996

                                    SCHEDULE XVII

                           SCHEDULE OF EXPENSE DISTRIBUTION
                                         BY
                            DEPARTMENT OR SERVICE FUNCTION


           DEPARTMENT OR SERVICE FUNCTION
              BPS:       BPS:        BPS:        CS:         CS:        CS:       CS:         CS:       CS:
             TRANS-               PLANNING &                                   FINANCIAL               HUMAN
             MISSION  GENERATION  COMPLIANCE                         CORPORATE MGMT. AND    GOVERN-  RESOURCES
   ACCOUNT  BUSINESS   BUSINESS    BUSINESS     AUDIT                 COMMUN-   INVESTOR    MENTAL   AND BUSINESS
   NUMBER     UNIT       UNIT        UNIT      SERVICES  CONTROLLER  ICATIONS  RELATIONS    AFFAIRS  PRACTICES
   920      8,269,552  9,715,105   2,715,968   1,257,483  1,027,258    299,641   692,286     248,751 3,663,876
   921      1,933,696  1,475,141     284,847     128,663    139,659     82,251   168,474      67,710   356,518

   922          9,023     11,329           0           0      2,029          0         0           0         0
   923      1,053,541  1,132,782     557,372      29,895    299,974     57,665   375,665      50,680   871,254
   924              0          0           0           0          0          0       408           0         0
   925              0          0           0           0          0          0  (229,036)          0    59,891
   926      1,189,707  1,333,251     436,674     204,429    183,802     47,869   110,193     114,545   984,228
   928         (9,023)   (11,329)          0           0     (2,029)         0         0           0         0
   930.1            0          0           0           0          0          0         0           0         0
   930.2        3,162      2,200           0           0          0          0         0           0         0
   931      6,284,982  2,008,660     456,961     160,468    203,423     33,099   146,859      18,644   650,940
   935         23,683     19,215       7,328       1,408      1,828          0     1,064           0     8,529

   403              0          0           0           0          0          0         0           0         0
   408        625,689    731,107     202,991      94,851     79,263     21,046    52,617      15,931   273,549
   409              0          0           0           0          0          0         0           0         0

   410              0          0           0           0          0          0         0           0         0

   411              0          0           0           0          0          0         0           0         0
   411.5            0          0           0           0          0          0         0           0         0
   426.1          100          0          50           0          0          0         0           0       225
   426              0          0           0           0     10,005     25,000         0      40,387         0
   427              0          0           0           0          0          0         0           0         0

   430              0          0           0           0          0          0         0           0         0
   431              0          0           0           0        162          0         0           0       170
           19,384,112 16,417,461   4,662,191   1,877,197  1,945,374    566,571 1,318,530     556,648 6,869,180


                                                                         25A
             ANNUAL REPORT OF  Allegheny Power Service Corporation

                    For the Year Ended    December 31, 1996

                                  SCHEDULE XVII

                         SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                          DEPARTMENT OR SERVICE FUNCTION


           DEPARTMENT OR SERVICE FUNCTION
               CS:       CS:        CS:        CS:        CS:        CS:         NON-        OBU:      OBU:
                                            REGULATORY            TREAS SVCS  REGULATED:    RETAIL
   ACCOUNT INFORMATIONLEGAL AND   PROCURE-     AND       SYSTEM      AND         AYP      MARKETING  CUSTOMER
   NUMBER   SERVICES    CLAIMS      MENT     PRICING    SECURITY  RISK MGMT    CAPITAL    BUS. UNIT  SERVICE
   920      7,416,943 2,394,112  1,672,636     968,866 1,133,283     233,991     908,023  2,353,200 1,073,461
   921        885,198   459,665    122,777      32,446   202,500      26,700     542,426  1,400,542     1,496

   922             73    36,992          0      67,648         0           0         107          0         0
   923      5,083,935 4,201,341     79,066      89,323    42,547      36,571   1,614,581  1,247,067     1,878
   924              0         0          0           0         0       2,222           0          0         0
   925              0         0          0           0         0      10,592      30,870          0         0
   926      1,017,502   350,220    276,043     130,503   151,156      49,292     148,948    534,997   295,528
   928            (73)  (36,992)         0     (67,648)        0           0        (107)         0         0
   930.1            0       614          0           0         0           0           0          0         0
   930.2          325    12,504          0           0         0         132           0        500         0
   931      6,294,611   322,080    390,521     207,364   232,984         273     102,800    108,249         0
   935        917,977     1,536      3,961       1,103       753                     194        338         0

   403              0         0          0           0         0           0           0          0         0
   408        557,340   178,660    130,380      73,009    82,655      18,353      67,998    182,941    73,071
   409              0         0          0           0         0           0           0          0         0

   410              0         0          0           0         0           0           0          0         0

   411              0         0          0           0         0           0           0          0         0
   411.5            0         0          0           0         0           0           0          0         0
   426.1           50         0          0           0       250           0           0      3,000         0
   426              0         0          0           0         0           0           0      1,231         0
   427              0         0          0           0         0           0           0          0         0

   430              0         0          0           0         0           0           0          0         0
   431              0         0          0           0         0           0           0          0         0
           22,173,881 7,920,732  2,675,384   1,502,614 1,846,128     378,126   3,415,840  5,832,065 1,445,434


                                                                         25B
             ANNUAL REPORT OF  Allegheny Power Service Corporation

                     For the Year Ended    December 31, 1996

                                   SCHEDULE XVII

                         SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                          DEPARTMENT OR SERVICE FUNCTION


           DEPARTMENT OR SERVICE FUNCTION
              OBU:       OBU:       OBU:

   ACCOUNT   ADMIN-   CORPORATE
   NUMBER   ISTRATION  AFFAIRS   OPERATIONS   OTHER
   920        413,192   501,756  3,282,869   1,518,087
   921         74,701    94,454    243,912     (41,571)

   922              0         0          0           0
   923         21,917   350,484  1,316,337     191,483
   924              0         0          0           0
   925              0       241         20           0
   926         71,762    68,756    792,725   6,050,934
   928              0         0          0           0
   930.1            0         0          0           0
   930.2          200     8,036          0           0
   931         34,562    18,426    171,249      35,220
   935              0         0      1,699         543

   403              0         0          0           0
   408         23,495    36,453    268,123     103,873
   409              0         0          0           0

   410              0         0          0           0

   411              0         0          0           0
   411.5            0         0          0           0
   426.1          100   126,028          0           0
   426              0     1,380          0           0
   427              0         0          0           0

   430              0         0          0           0
   431              0         0          0           0
              639,929 1,206,014  6,076,934   7,858,569


              ANNUAL REPORT OF   Allegheny Power Service Corporation

                       For the Year Ended  December 31, 1996

                         DEPARTMENTAL ANALYSIS OF SALARIES
                                    ACCOUNT 920


                            DEPARTMENTAL SALARY EXPENSE                 NUMBER
NAME OF DEPARTMENT                      INCLUDED IN AMOUNTS BILLED TO PERSONNEL
Indicate each dept.            TOTAL     PARENT    OTHER       NON      END OF
or service function.          AMOUNT    COMPANY ASSOCIATES ASSOCIATES    YEAR

Corporate:
Executive                     1,060,911  25,631  1,035,280                    3
Administration                  267,724      24    267,700                    2
Bulk Power Supply               360,332      49    360,283                    2
Finance                         663,095     748    662,347                    3
Legal and Secretarial           473,387   1,056    472,331                    3
Rates and Accounting            334,306      22    334,284                    2

Operating Business Unit:
  Sr. Vice President            413,192      39    413,153                    1
  Corporate Affairs             501,756      23    501,733                    6
  Customer Service            1,073,461          1,073,461                  224
  Operations Services         3,348,390     211  3,348,179                  116

Retail Marketing Bus. Unit    2,353,201          2,353,201                   84

Bulk Power Supply Business
  Units:
  Generation                  9,715,105      28  9,715,077                  158
  Transmission                8,269,552     760  8,268,792                  144
  Planning & Compliance       2,715,779      16  2,715,763                   40

Support Business Units:
  Audit Services              1,257,483     425  1,257,058                   20
  Controller                  1,213,939  12,795  1,201,144                   20
  Corporate Communications      299,641     555    299,086                    6
  Financial Mgmt.               692,286     394    691,892                   12
  Governmental Affairs          248,751      23    248,728                    3
  Human Resources             3,712,851   4,304  3,708,547                   58
  Information Services        7,416,943      38  7,416,905                  113
  Legal & Claims              2,394,112   4,695  2,389,417                   38
  Procurement                 1,672,637          1,672,637                   36
  Regulatory & Pricing          968,866     331    968,535                   15
  System Security             1,133,283          1,133,283                   24
  Treasury Svcs, Electronic
      Commerce & Risk Mgmt.     233,991       2    233,989                   10
  Corporate, Staffing Force,                             0
      & Other                 3,763,273          3,763,273

AYP Capital, Inc.               842,502     936    841,566                   11

                     TOTAL   57,400,749  53,105 57,347,644                1,154


            ANNUAL REPORT OF   Allegheny Power Service Corporation

                    For the Year Ended   December 31, 1996

                          OUTSIDE SERVICES EMPLOYED
                                 ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $50,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.



                                                  RELATIONSHIP
                                                  "A"-ASSOCIATE
                                                    "NA"-NON
FROM WHOM PURCHASED      ADDRESS                    ASSOCIATE    AMOUNT

Data Processing Service:

  A. C. Coy              P.O. Box 1262                 NA         753,283
                         Canonsburg, PA  15317

  American Management    300 Chapel Road               NA          82,370
     Systems, Inc.       Manchester, CT
                                      06040-9926

  American Software, Inc.P.O. Box 101593               NA         120,984
                         Atlanta, GA  30392

  Candle Corporation     P.O. Box 92278                NA         133,140
                         Chicago, IL  60675-2278

  Cincom                 Department 796                NA          73,948
                         Cincinnati, OH  45269

  Cognos Corporation     One Sentry Parkway            NA         157,249
                         Suite 6000
                         Blue Bell, PA  19422

  Computer Associates    P.O. Box 360355               NA         187,085
    International, Inc.  Pittsburgh, PA
                                      15251-6355
  Compuware Corp.        Drawer #64376                 NA          76,743
                         Detroit, MI  48264-0376


                                                                         27A

            ANNUAL REPORT OF   Allegheny Power Service Corporation

                    For the Year Ended   December 31, 1996

                          OUTSIDE SERVICES EMPLOYED
                                ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $50,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                  RELATIONSHIP
                                                  "A"-ASSOCIATE
                                                    "NA"-NON
FROM WHOM PURCHASED      ADDRESS                    ASSOCIATE    AMOUNT

Data Processing Service (continued)

  Daticon Systems, Inc   P.O. Box 647                  NA         220,435
                         Gales Ferry, CT  06335

  Electronic Data SystemsP.O. Box 75649                NA         134,899
                         Charlotte, NC 28275-0649

  INACOM-North Central   P.O. Box 8500 (41835)         NA       1,973,463
     Reg.                Philadelphia, PA  19178


  International Business P.O. Box 7247-0276            NA       1,064,008
    Machines             Philadelphia, PA
                                       19170-0276

  International Business P.O. Box 91222                NA         207,040
    Machines Corp.       Chicago, IL   60693-9102

  International Data     Five Schuman Road             NA         105,329
    Services of New York Millwood, NY  10546

  Intergraph Corporation P.O. Box 13700                NA         150,062
                         Newark, NJ  07188-0700

  Jetform Corp.          P. O. Box 66512               NA          83,344
                         Chicago, IL 60666-0512


                                                                         27B

            ANNUAL REPORT OF   Allegheny Power Service Corporation

                    For the Year Ended   December 31, 1996

                          OUTSIDE SERVICES EMPLOYED
                                 ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $50,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                  RELATIONSHIP
                                                  "A"-ASSOCIATE
                                                    "NA"-NON
FROM WHOM PURCHASED      ADDRESS                    ASSOCIATE    AMOUNT

Data Processing Service (continued)

  KCS Computer Service,  777 Penn Center Blvd.         NA         247,655
    Inc.                 Suite 600
                         Pittsburgh, PA
                                      15235-5906

  National Decision      P. O. Box 919027              NA         107,908
     Systems             San Diego, CA 92191

  Oracle Corp.           P. O. Box 71028               NA         129,993
                         Chicago, IL  60694-1028

  SE Technologies, Inc.  98 Vanadium Road              NA         109,197
                         Bridgeville, PA  15017

  Strand Management      569 Abbington Drive           NA          70,551
     Solutions, Inc.     East Windsor, NJ  08520

  Stream International,   P.O. Box 3514                NA         176,173
     Inc.                 Boston, MA  02241

  Texas Instruments, Inc.P.O. Box 198645               NA          84,606
                         Atlanta, GA  30384-8645


                                                                         27C

              ANNUAL REPORT OF   Allegheny Power Service Corporation

                      For the Year Ended   December 31, 1996

                             OUTSIDE SERVICES EMPLOYED
                                    ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $50,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                  RELATIONSHIP
                                                  "A"-ASSOCIATE
                                                    "NA"-NON
FROM WHOM PURCHASED      ADDRESS                    ASSOCIATE    AMOUNT


Data Processing Service (continued)

  The McKinley Group,    115 Chester St                NA         128,536
     Inc.                Front Royal, VA 22630

  X L Connect Systems,   PO Box 825072                 NA          74,665
     Inc.                Philadelphia, PA
                                    19182-5072

  Miscellaneous - 121 vendors                          NA       1,545,945
                                                                8,198,610

Engineering Service:

  Miscellaneous - 9 vendors                            NA          87,032


Legal Service:

  Carter Ledyard &       2 Wall Street                 NA          63,840
     Milburn             New York, NY 10005

  Jackson & Kelly        P. O. Box 553                 NA         188,977
                         Charleston, WV 25322

  Jones Day Reavis &     599 Lexington Avenue          NA         103,031
     Pogue               New York, NY 10022


                                                                         27D

            ANNUAL REPORT OF   Allegheny Power Service Corporation

                    For the Year Ended   December 31, 1996

                           OUTSIDE SERVICES EMPLOYED
                                  ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $50,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                  RELATIONSHIP
                                                  "A"-ASSOCIATE
                                                    "NA"-NON
FROM WHOM PURCHASED      ADDRESS                    ASSOCIATE    AMOUNT

Legal Service (continued)


  Kirpatrick & Lockhart  1500 Oliver Bldg              NA       2,240,217
     LLP                 Pittsburgh, PA
                                    15222-5379

  Milbank Tweed Hadley & 1 Chase Manhattan Plaza       NA          50,422
    McCloy               New York, NY 10005-1413

  Murphy & Shaffer       100 Light Street              NA         134,873
                         Suite 750
                         Baltimore, MD 21202-1019

  Pietragallo Bosick &   One Oxford Center             NA          62,487
    Gordon               Pittsburgh, PA  15219

  Polito & Smock         Four Gateway Center           NA          57,209
                         Pittsburgh, PA 15222-1207

  Robinson & McElwee     PO Box 1791                   NA       2,240,217
                         Charleston, WV 25326

  Squire Sanders &       4900 Society Center           NA          92,186
    Dempsey              127 Public Square
                         Cleveland, OH 44114-1304


                                                                         27E
                   For the Year Ended   December 31, 1996

                         OUTSIDE SERVICES EMPLOYED
                                ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $50,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                  RELATIONSHIP
                                                  "A"-ASSOCIATE
                                                    "NA"-NON
FROM WHOM PURCHASED      ADDRESS                    ASSOCIATE    AMOUNT

Legal Service (continued)

  Winston & Strawn       1400 L Street NW              NA         166,984
                         Washington, DC
                                  20005-3502

  Miscellaneous - 65 vendors                           NA         690,908
                                                                3,933,850

Medical Service:

  Miscellaneous - 10 vendors                           NA           8,003

Other Service:

  Antech Limited         One Triangle Drive            NA         166,984
                         Export, PA 15632

  Chapman Corp.          331 S. Main Street            NA          69,065
                         Washington, PA 15301

  Charles River          D-3139                        NA         130,670
     Associates, Inc.    Boston, MA 02241-3139

  CIBER                  PO Box 5912                   NA         102,658
                         Denver, CO 80217-5912

  Computerpeople, Inc.   4400 Campbells Run Rd         NA         201,809
                         Pittsburgh, PA 15205


                                                                         27F
           ANNUAL REPORT OF   Allegheny Power Service Corporation

                 For the Year Ended   December 31, 1996

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $50,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                  RELATIONSHIP
                                                  "A"-ASSOCIATE
                                                    "NA"-NON
FROM WHOM PURCHASED      ADDRESS                    ASSOCIATE    AMOUNT

Other Service: (continued)

  Engineering Applied    Four Triangle Drive           NA          57,678
     Sciences, Inc.      Ste 120
                         Export, PA 15632

  Heidrick & Struggles,  P. O. Box 92227               NA        120,727
     Inc.                Chicago, IL 60675-4590

  MK Consulting Services Penn Center West One          NA         128,246
                         Suite 300
                         Pittsburgh, PA  15276

  ManPower, Inc.         Box 68-6003                   NA          53,242
                         Milwaukee, WI  53267-6003

  Metzler & Associates   520 Lake Cook Road            NA       2,056,939
                         Deerfield, IL 60015

  New Harbor, Inc.       12th Floor                    NA       1,518,003
                         885 Third Avenue
                         New York, NY 10022

  Pennsylvania Electric  301 APC Building              NA         125,395
     Association         Harrisburg, PA 17102

  Putnam Hayes &         One Memorial Drive            NA          69,545
     Bartlett, Inc.      Cambridge, MA 02142


                                                                         27G

            ANNUAL REPORT OF   Allegheny Power Service Corporation

                    For the Year Ended   December 31, 1996

                          OUTSIDE SERVICES EMPLOYED
                                 ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $50,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                  RELATIONSHIP
                                                  "A"-ASSOCIATE
                                                    "NA"-NON
                         ADDRESS                    ASSOCIATE    AMOUNT

Other Service: (continued)

  R. M. Dolgin, Inc.     Ste 800                       NA          91,541
                         7800 Forsyth Blvd
                         St. Louis, MO  63105

  Risk Advisory          3000-300 5th Ave SW           NA          51,905
                         Calgary Alberta
                         Canada  T2P 3C4

  Saratoga Systems, Inc. 1550 S. Bascom Avenue         NA          76,706
                         Ste 200
                         Campbell, CA  95008

  Source Services Corp.  PO Box 970956                 NA         143,943
                         Dallas, TX 75397-0956

  Strategy, Inc.         2531 Landmark Drive           NA          67,604
                         Bldg. E Ste 201
                         Clearwater, FL 34621

  The Consulting Team,   1601 Forum Place              NA         306,649
     Inc.                Suite 500
                         West Palm Beach, FL
                                    33401


                                                                         27H

           ANNUAL REPORT OF   Allegheny Power Service Corporation

                   For the Year Ended   December 31, 1996

                          OUTSIDE SERVICES EMPLOYED
                                 ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $50,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                  RELATIONSHIP
                                                  "A"-ASSOCIATE
                                                    "NA"-NON
                         ADDRESS                    ASSOCIATE    AMOUNT

  Towers Perrin          P. O. Box 8500 S-6110          NA         97,213
                         Philadelphia, PA 19178

  Miscellaneous - 230 vendors                           NA      1,883,944
                                                                7,460,259

West Penn Power Company Charges:

  Principally payroll, accounting,
  billing control, personnel, and
  general office services at cost
  for the field operation depart-
  ments.                                                A       2,012,189





                                                      Total    21,699,943


          ANNUAL REPORT OF   Allegheny Power Service Corporation

                   For the Year Ended   December 31, 1996

                       EMPLOYEE PENSIONS AND BENEFITS
                                 ACCOUNT 926

      INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


                         DESCRIPTION                           AMOUNT

      Employee welfare payments                                  212,859
      Corporate pension plan                                     392,000
      Long-term disability                                       165,699
      Employee moving expense                                    122,609
      Group medical                                            2,587,704
      Group life insurance                                       352,744
      Savings plan expense                                     1,368,306
      Home sale plan payments                                     98,449
      Employee education assistance                              146,615
      Group dental                                               231,474
      Medical Salaries & Fees                                    116,825
      Postretirement benefits other than pensions              2,336,000
      Restructuring Charges                                    1,494,416
      Miscellaneous (6)                                           26,156


                                                    TOTAL      9,651,856


            ANNUAL REPORT OF   Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1996

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1


    INSTRUCTIONS:  Provide a listing of the amount included in Account
                   930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee show separately the name of the payee and the aggregate amount applicable thereto.


                   DESCRIPTION                  NAME OF PAYEE   AMOUNT

         Newspaper Advertising                                       614





                                         TOTAL                       614

             ANNUAL REPORT OF   Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1996

                         MISCELLANEOUS GENERAL EXPENSES
                                 ACCOUNT 930.2

    INSTRUCTIONS:  Provide a listing of the amount included in Account
                   930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.


                       DESCRIPTION                            AMOUNT

    Corporate membership dues                                      35,521
    Miscellaneous                                                   5,728


                                                   TOTAL           41,249

              ANNUAL REPORT OF   Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1996

                                      RENTS
                                   ACCOUNT 931

    INSTRUCTIONS:  Provide a listing of the amount included in Account
                   931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


                       TYPE OF PROPERTY                        AMOUNT

    Data processing equipment and space                        6,721,810
    Power control center equipment and space                   2,937,531
    Microwave and telecommunications equipment                 2,138,972
    Other office space                                         5,870,975
    Other office furniture and equipment                         413,897
    Restructuring charges                                      1,362,969
    Miscellaneous                                                262,706

                                                      TOTAL   19,708,860

             ANNUAL REPORT OF   Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1996

                         TAXES OTHER THAN INCOME TAXES
                                  ACCOUNT 408

    INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
                   Income Taxes".  Separate the analysis into two groups:
                   (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amount thereof. Provide a subtotal for each class of tax.


                       KIND OF TAX                            AMOUNT


    (1) Other than U.S. Government Taxes:

        State unemployment tax                                 168,581
        Franchise tax                                           48,986
        State gross premium                                      1,827
        State license                                              260
        Other state                                                 15
        New York City commercial rent or occupancy tax          42,936
        New York City general occupation tax                    32,790
        Payroll taxes                                           (1,082)
            Total Other than U. S. Government Taxes            294,313


    (2) U.S. Government Taxes:

        FICA                                                 4,165,892
        Federal unemployment                                    62,961
        Other federal                                            1,794
            Total U. S. Government Taxes                     4,230,647



                                                     TOTAL   4,524,960

             ANNUAL REPORT OF   Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1996

                                    DONATIONS
                                  ACCOUNT 426.1

     INSTRUCTIONS:  Provide a listing of the amount included in Account
                    426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


     NAME OF RECIPIENT       PURPOSE OF DONATION                AMOUNT


     Penna. Electric Assoc.      1996/1997 Membership Dues      124,503
     Specialty Steel Ind.        Sponsorship                      3,000
     Miscellaneous (9)                                            2,300


                                                        TOTAL   129,803

               ANNUAL REPORT OF   Allegheny Power Service Corporation

                        For the Year Ended   December 31, 1996

                                   OTHER DEDUCTIONS
                                    ACCOUNT 426.5

      INSTRUCTIONS:  Provide a listing of the amount included in Account
                     426.5, "Other Deductions", classifying such expenses according to their nature.


                   DESCRIPTION              NAME OF PAYEE       AMOUNT


      Tax related penalties                    Various             12,647
      Civic & politicial related expenses      Various             67,998



                                                     TOTAL         80,645

            ANNUAL REPORT OF   Allegheny Power Service Corporation

                     For the Year Ended   December 31, 1996

                                  SCHEDULE XVIII
                           NOTES TO STATEMENT OF INCOME


  INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


  See notes on page 19, Schedule XIV.

              ANNUAL REPORT OF  Allegheny Power Service Corporation

                                 ORGANIZATION CHART


CHAIRMAN AND CHIEF EXECUTIVE OFFICER

            STAFF ASSISTANT

            VICE PRESIDENT, GOVERNMENTAL AFFAIRS

                  ASSISTANT TO VICE PRESIDENT

                  ASSISTANT TO VICE PRESIDENT

                  DIRECTOR, POLICY ANALYSIS

                  MANAGER, STATE GOVERNMENTAL AFFAIRS


      SENIOR VICE PRESIDENT (BULK POWER)

            VICE PRESIDENT, PLANNING AND COMPLIANCE BUSINESS UNIT

                  DIRECTOR, PLANNING AND COMPLIANCE

                  DIRECTOR, PLANNING AND COMPLIANCE

            VICE PRESIDENT, TRANSMISSION BUSINESS UNIT

                  DIRECTOR, TRANSMISSION PROJECTS

                  DIRECTOR, TRANSMISSION PROJECTS

                  DIRECTOR, TRANSMISSION PROJECTS

                  DIRECTOR, TRANSMISSION MARKETING

                  DIRECTOR, OPERATIONS

            VICE PRESIDENT, GENERATION BUSINESS UNIT

                  DIRECTOR, GENERATION PROJECTS

                  DIRECTOR, GENERATION PROJECTS

                  DIRECTOR, GENERATION PROJECTS

                  DIRECTOR, FUEL PROCUREMENT

                  DIRECTOR, OPERATIONS

                  DIRECTOR, GENERATION MARKETING


      VICE PRESIDENT & CONTROLLER (ACCOUNTING AND RATES)

            CONTROLLER

                  MANAGER, ASSET & FUEL ACCOUNTING

                  MANAGER, CORPORATE ACCOUNTING

                  MANAGER, PAYMENT PROCESSING & PAYROLL

                  MANAGER, SYSTEM TAXES

                                                                         36A

           ANNUAL REPORT OF  Allegheny Power Service Corporation

                                 ORGANIZATION CHART


CHAIRMAN AND CHIEF EXECUTIVE OFFICER (CONTINUED)

      VICE PRESIDENT & CONTROLLER (ACCOUNTING AND RATES) (CONTINUED)

            DIRECTOR, REGULATION & PRICING

                  MANAGER, FINANCIAL ANALYSIS

                  MANAGER, FUEL & CAPITAL RECOVERY

            DIRECTOR, AUDIT SERVICES

                  MANAGER, BUSINESS PRACTICES


      VICE PRESIDENT (ADMINISTRATION)

            DIRECTOR, PROCUREMENT

            DIRECTOR, INFORMATION SERVICES

                  MANAGER, INFORMATION SERVICES

                  MANAGER, INFORMATION SERVICES

                  MANAGER, INFORMATION SERVICES

                  BUSINESS CONSULTANT

                  BUSINESS CONSULTANT

                  BUSINESS CONSULTANT

                  BUSINESS CONSULTANT

                  BUSINESS CONSULTANT

                  BUSINESS CONSULTANT

            DIRECTOR, HUMAN RESOURCES

                  MANAGER, HUMAN RESOURCES (1)

                  MANAGER, HUMAN RESOURCES

            DIRECTOR, SYSTEM SECURITY

            DIRECTOR, CORPORATE COMMUNICATIONS

                  ASSISTANT DIRECTOR, CORPORATE COMMUNICATIONS


      VICE PRESIDENT (LEGAL)

            VICE PRESIDENT, LEGAL SERVICES

                  MANAGER, CLAIMS

            DIRECTOR, LEGAL SERVICES

            ATTORNEY (AYP CAPITAL)

            CORPORATE SECRETARY

                                                                         36B

           ANNUAL REPORT OF  Allegheny Power Service Corporation

                                 ORGANIZATION CHART


CHAIRMAN AND CHIEF EXECUTIVE OFFICER (CONTINUED)

      SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

            DIRECTOR, FINANCIAL MANAGEMENT

                  MANAGER, INVESTOR RELATIONS (2)


      VICE PRESIDENT AND TREASURER

                  ASSISTANT TREASURER

                  MANAGER, CORPORATE RISK MANAGEMENT

                  COORDINATOR, ELECTRONIC COMMERCE


      SENIOR VICE PRESIDENT (OPERATING UNITS)

            VICE PRESIDENT, CORPORATE AFFAIRS

            VICE PRESIDENT, CORPORATE AFFAIRS

            VICE PRESIDENT, CORPORATE AFFAIRS

            VICE PRESIDENT, RETAIL MARKETING

                  MANAGER, INDUSTRIAL MARKETING

                  MANAGER, CORPORATE AFFAIRS

                  MANAGER, CORPORATE AFFAIRS

                  FINANCIAL ADVISOR

                  CORPORATE AFFAIRS ADVISOR

            VICE PRESIDENT (OPERATING BUSINESS UNIT)



NOTE:  THIS ORGANIZATIONAL CHART REFLECTS ONLY SERVICE COMPANY POSITIONS.
       IT DOES NOT INCLUDE OPERATING COMPANY POSITIONS WHICH ARE DIRECTED BY THE SERVICE COMPANY.

(1) REPORTS TO VICE PRESIDENT ADMINISTRATION AND DIRECTOR, HUMAN RESOURCES.

(2) REPORTS TO SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER AND DIRECTOR, CORPORATE AFFAIRS.

               ANNUAL REPORT OF Allegheny Power Service Corporation

                               METHODS OF ALLOCATION


1. The costs of rendering services by Service Company include all costs of doing business including interest on debt but excluding a return for the use of Service Company's initial equity capital amounting to $50,000.

2.  (a)   Service Company maintains a separate record of the expenses of each department. These expenses include expenses that are directly attributable to the department, and an appropriate portion of those expenses that are not directly attributable to the department but which are necessary to its operation.

    (b) The aggregate of these expenses will be referred to hereinafter as "Departmental Expenses," and such expenses consist of salaries of officers and other employees, employee welfare expenses (i.e., social security taxes, life, pension, post-retirement benefits (other than pension), medical, dental, and other welfare expenses), expenses of training and development of Service Company's employees, rents, dues and memberships, and all other expenses attributable to, or necessary to the operation of, the department.

    (c)   Departmental Expenses do not include:

          (i) Those incremental Out-of-Pocket Expenses that are incurred for the direct benefit and convenience of a particular Customer Company or a group of Customer Companies and are to be charged solely to such Customer Company or group of Customer Companies and;

         (ii) Service Company's Overhead Expenses. Such expenses include, among others, costs of maintaining the corporate existence of Service Company; taxes; two-thirds of the New York Secretary and Office Services Department (the estimated portion of this department's expenses for general office services, telephone switchboard, mail and messenger service and central records), and other expenses, such as outside auditing and legal fees.

3.  (a)   Employees in each department are divided into two groups:

          (i) Employees directly engaged in rendering services to Customer Companies or to Service Company are designated as Group A employees.

         (ii) Secretaries, clerical, office service and other employees, who are not engaged directly in rendering services to Customer Companies or to Service Company, are designated as Group B employees.

    (b) Group A employees maintain records showing time employed in rendering services ("Chargeable Hours"), nature of services rendered, and identity of companies or groups of companies served.

                                                                         37A

               ANNUAL REPORT OF Allegheny Power Service Corporation

                               METHODS OF ALLOCATION


    (c) An hourly departmental expense billing rate for each Group A employee is calculated monthly as follows:

          (i) The total Chargeable Hours of all Group A employees of each department are summarized from the Group A time records for the month.

         (ii) The hourly departmental expense billing rate for each Group A employee of the department is the quotient obtained by dividing the Chargeable Hours for the department (as determined in Section 3.(c)(i)) into the total Departmental Expenses for the department (as defined in Section 2.(b)).

4. The Chargeable Hours and incremental Out-of-Pocket Expenses expended in respect of specific services rendered to individual Customer Companies or to Service Company are separately recorded.

5. ALLOCATION FACTORS

   (a)   Operating Company Allocation Factor

         (1) Chargeable Hours and incremental Out-of-Pocket Expenses expended for a group of Operating Companies are allocated to each Operating Company in the group based on the ratio that the Allocation Factor of such Operating Company, determined as hereinafter provided, bears to the total of the Allocation Factors of all the Operating Companies in such group.

        (ii) The Allocation Factor applicable to an Operating Company during any year is the average of the quotients of:

              (1) The total electric operating revenues of such Operating Company (excluding revenues from sales to Operating Companies) for the three years immediately preceding the current year divided by the total of such revenues of all Operating Companies for the three-year period;

              (2) The total expenses of such Operating Company (excluding costs of power purchased from other utilities and fuel costs) charged to Operating and Maintenance Expense Accounts under the Uniform System of Accounts prescribed for Public Utilities and Licensees subject to the provisions of the Federal Power Act for the same three-year period divided by the total of such expenses of all Operating Companies for the same period;

                                                                         37B

               ANNUAL REPORT OF Allegheny Power Service Corporation

                               METHODS OF ALLOCATION


             (3) The total number of kwhs sold by such Operating Company to regular customers (excluding other Operating Companies) during the same three-year period divided by the total number of kwhs so sold by all Operating Companies during the three years; and

             (4) The sum of the total amounts of electric plant in service on the books of such Operating Company (less reserves for depreciation and amortization) at the close of each of the three years immediately preceding the current year divided by the sum of the total amounts of electric plant in service (less reserves for depreciation and amortization) on the books of all Operating Companies at the close of each of such three years.

             (5) If the use of the aforesaid bases of allocation results in inequity, the bases of allocation are adjusted so as to effect a more equitable distribution of group service charges based upon more appropriate functional relationships between the services rendered and the allocation formula employed.

   (b)   All System Companies Allocation Factor

         (i) Chargeable Hours and incremental Out-of-Pocket Expenses expended for a group which includes APS and AYP Capital, Inc. (AYP) are allocated among the constituent companies on the basis of the average of the prior three years' direct costs charged by the Service Company to each Operating Company, APS, and AYP.

   (c)   Power Station Allocation Factor

         (i) The Allocation Factor applicable to Service Company employees who provide services to Customer Companies' Power Stations during any year is based upon the generating capacity of each power station divided by the System total generating capacity.

   (d)   Service Company Corporate Allocation Factor

         (i) Overhead Expenses (as defined in Section 2.(c)(ii) above) and cost of services rendered to Service Company are distributed among Customer Companies in direct proportion to the amounts of Departmental Expenses charged to or allocated to such companies, as described in Sections 5.(a)(b)(c) above, respectively.

   (e)   Direct Assignment Allocation Factor

         (i) This applies to other allocations which are 100% assigned to a specific company or station.

                                                                         37C

                  ANNUAL REPORT OF Allegheny Power Service Corporation

                                METHODS OF ALLOCATION

 6. The amount of Departmental Expenses charged to a Customer Company or to Service Company are the sum of the products obtained by multiplying the estimated hourly departmental expense billing rate in respect of each Group A employee by the sum of (a) the number of Chargeable Hours expended by each such Group A employee on services performed specifically for such Customer Company or Service Company as described in Section 4. above, and
     (b) the number of Chargeable Hours of each such Group A employee allocated to such Customer Company in respect of services performed for Groups of Customer Companies of which the aforesaid company is a constituent member, as described in Section 5. above.

 7. The total cost of a particular service rendered to a specified Customer Company is the sum of the Departmental Expenses, Overhead Expenses, cost of services rendered to Service Company, and incremental Out-of-Pocket Expenses which are applicable to such Company in respect of such service.

 8. The total cost of a particular service rendered to a specific group of Customer Companies is the sum of the amounts of the Departmental Expenses, Overhead Expenses, costs of services rendered to Service Company, and incremental Out-of-Pocket Expenses which are applicable to such group of companies in respect of such service.

 9. Whenever the charges to individual Customer Companies for services rendered are based upon estimates of Service Company's costs, such service charges are adjusted to actual cost at the end of each year, as required by the terms of Rule 90(a)(2) promulgated under the 1935 Act.

             ANNUAL REPORT OF  Allegheny Power Service Corporation

          ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



            None.

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                                                                          39



              ANNUAL REPORT OF Allegheny Power Service Corporation

                                 SIGNATURE CLAUSE


          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935 and the rules and regulations of the

Securities and Exchange Commission issued thereunder, the

undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly

authorized.



                     Allegheny Power Service Corporation
                         (Name of Reporting Company)

                 By:     /s/ Thomas J. Kloc
                        (Signature of Signing Officer)




                        Thomas J. Kloc, Controller
               (Printed Name and Title of Signing Officer)


Date:  April 25, 1997